EXHIBIT 12.0

STATEMENT RE: RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2015	2014	2013
Including Interest Paid on Deposits:
(Loss) Earnings before income taxes	$(132,013)	$773,066	$747,126
Combined fixed charges:
Interest expense on deposits	160,149	149,746	141,639
Interest expense on borrowed funds	349,604	392,968	399,843
Appropriate portion (1/3) of rent expenses	11,206	12,000	11,676

Total fixed charges	$520,959	$554,714	$553,158

Earnings before income taxes and fixed charges	$388,946	$1,327,780	$1,300,284

Ratio of earnings to fixed charges	0.75x	2.39x	2.35x

Excluding Interest Paid on Deposits:
(Loss) Earnings before income taxes	$(132,013)	$773,066	$747,126
Combined fixed charges:
Interest expense on borrowed funds	349,604	392,968	399,843
Appropriate portion (1/3) of rent expenses	11,206	12,000	11,676

Total fixed charges	$360,810	$404,968	$411,519

Earnings before income taxes and fixed charges	$228,797	$1,178,034	$1,158,645

Ratio of earnings to fixed charges	0.63x	2.91x	2.82x